

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via Facsimile
Mr. Tassos Recachinas
President
HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

      Re: HDS International Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 29, 2011
              Form 8-K filed August 17, 2011
              File No. 000-53949

Dear Mr. Recachinas:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed August 17, 2011

1.   The referenced Form 8-K does not contain the information required by Item 2.01(f) or Item 5.01(a)(8) of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you appear to have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, it appears you were required to provide, within four business days of the acquisition, the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 34-52038.

Please promptly amend the current report to ensure that you have provided all information required by the above-referenced Items or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via Facsimile 509-747-1770
        Conrad Lysiak